FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-held Company with Authorized Capital

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

RELEVANT FACT

Companhia Brasileira de Distribuição (“Company”), pursuant to Law No. 6,404, of December 15, 1976, as amended, and Resolution of the Brazilian Securities Commission (“CVM”) No. 44, of August 23, 2021, as in force (“Brazilian Corporate Law” and “CVM Resolution 44,” respectively), informs its shareholders and the market in general that, on the date hereof, the Board of Directors of the Company approved its 19th issuance of simple, non-convertible and unsecured debentures, in up to two series, for private placement, initially, in the amount of seven hundred fifty million Reais (BRL750,000,000.00) (“Debentures” and “Issuance,” respectively), subject to (i) the option of an additional lot, through which the Company may increase the number of Debentures originally issued, in common agreement with the coordinators of the Offering (as defined below), by up to 25% (twenty-five percent), i.e., up to one hundred eighty-seven million, five hundred thousand Reais (BRL187,500,000.00) (“Additional Lot Option”) and (ii) the possibility of partial distribution of the Offer (as defined below), provided that the minimum amount of five hundred million reais (R$ 500,000,000.00) is observed (“Minimum Amount”).

The Debentures will be fully subscribed for and paid up by Virgo Companhia de Securitização (“Securitization Company”), and will be backed by the real estate receivables certificates of the first and second series of the 80th issuance of the Securitization Company (“CRI”). The CRI will be distributed by certain financial institutions that are part of the securities distribution system, through a public offering, under the automatic registration rite, in a mixed regimes of firm placement guarantee and best placement efforts, of which (i) five hundred thousand (500,000) CRI, in the amount of five hundred million reais (R$500,000,000.00), placed under a firm placement guarantee; and (ii) two hundred and fifty thousand (250,000) CRI, in the amount of two hundred and fifty million reais R$250,000,000.00), as well as the CRI object of the Additional Lot Option, placed under the best efforts regime, pursuant to article 26 of CVM Resolution No. 160, of July 13, 2022, as in force (“CVM Resolution 160”), and CVM Resolution No. 60, of December 23, 2021 (“CVM Resolution 60”), as in force (“Offering”).

Within the scope of the Offering, the possibility of partial distribution will be admitted, pursuant to articles 73 and 74 of CVM Resolution 160 and, the maintenance of the Offering will be conditioned to the subscription and payment of the Minimum Amount.

The Debentures will be subject to a private placement, without the intermediation of institutions of the securities distribution system and/or any placement efforts with investors, and the Debentures will not be registered for distribution and trading in stock exchanges or over-the-counter market.

The proceeds to be obtained from the Debentures will be allocated, by the Company, for the: (i) payment of expenditures, costs and expenses not yet incurred by the Company, directly related to the payment of rent of certain real estate properties described in the Issuance Deed (as defined below); and (ii) reimbursement of real estate expenditures, costs and expenses already incurred within the twenty-four (24) months before the closing date of the Offering, directly related to the payment of rent of certain real estate properties described in the Issuance Deed.

In view of the referred use of proceeds, it is noteworthy that the Issuance will not affect the current level of net indebtedness of the Company, the Issuance also aims to lengthen the maturity of the Company's debt, as well as reduce its current weighted financial cost, in line with the Company's commitment to the plan to reduce its financial leverage throughout 2023.

The other terms and conditions of the Issuance and the Debentures are set forth in the “Private Deed of the 19th Issuance of Simple, Non-convertible and Unsecured Debentures, in up to Two Series, for Private Placement, of Companhia Brasileira de Distribuição” (“Instrumento Particular de Escritura da 19ª (Décima Nona) Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, em Até 2 (Duas) Séries, para Colocação Privada, da Companhia Brasileira de Distribuição”) (“Issuance Deed”).

The minutes of the Meeting of the Board of Directors of the Company that approved the terms and conditions of the Issuance, pursuant to article 59, first paragraph, of the Brazilian Corporate Law, is available for consultation at the Company’s website (https://gpari.com.br/) and at the websites of the CVM (https://www.gov.br/cvm/pt-br) and B3 (www.b3.com.br).

This relevant fact is exclusively intended for information purposes, pursuant to the laws and regulations in force, and does not constitute nor should be construed, under any circumstances, as a recommendation of investment in the Debentures or CRI.

The Company will keep its shareholders and the market informed about the existence of new material developments regarding the Issuance.

São Paulo, January 23, 2023.

Guillaume Marie Didier Gras

Vice-President of Finance and Investor Relations

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 23, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.